UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)


                   Larry L. Symons, Vice President of Finance
                       Ellwood City Forge Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 22, 1999
             -------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                (Amendment No. 4)
CUSIP No. 913837100

1.    NAME OF REPORTING PERSON      Ellwood City Forge Investment Corp.
                                    --------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 51-0252828
                                                 -------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [     ]
                                                                  (b)    [     ]
3.    SEC USE ONLY



4.    SOURCE OF FUNDS   WC
                        --------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                             -----------------------------------
      NUMBER OF               7.    SOLE VOTING POWER                    626,000
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                        0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER               626,000
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      626,000
      -------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                             [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
                                                         -----------------------
14.   TYPE OF REPORTING PERSON     CO
                                   ---------------------------------------------


                               Page 2 of 5 Pages

            This Amendment No. 4 further amends and supplements the statement on
Schedule 13D filed by Ellwood City Forge Investment Corp., a Delaware corporation (the "Reporting Person"), on February 5, 1999, as subsequently amended by Amendment No. 1 filed on March 4, 1999, Amendment No. 2 filed on April 12, 1999, and Amendment No. 3 filed on May 21, 1999 (together with all amendments, the "Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the "Issuer"), to the extent of the matters set forth herein. Only changes from, and modifications and supplements to, the
Schedule 13D are included in this Amendment No. 4. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is amended to add:

            On July 22, 1999, the Reporting Person agreed to purchase 50,000 shares of Common Stock of the Issuer for $287,500 in cash, all of which was obtained from working capital of the Reporting Person.

Item 4.  Purpose of the Transaction.

            Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

            The shares of Common Stock purchased by the Reporting Person have been acquired for investment purposes. In addition to acquiring the Common Stock for investment purposes, the Reporting Person and EGI are hopeful that past communications and further anticipated communications between the parties will give rise to an opportunity to develop more commercial relationships between the Issuer and EGI for the mutual benefit of both EGI and the Issuer. Depending upon the Reporting Person's ongoing evaluation of the Issuer's business, operations and prospects, and future developments, as well as general market conditions, the Reporting Person may take further actions that the Reporting Person deems advisable, including, without limitation, disposing of any or all shares of Common Stock presently owned by it, or acquiring additional shares of Common Stock from time to time in the open market or through privately negotiated purchases. The Reporting Person and EGI have been familiar with the business operations of the Issuer for a considerable period of time and may from time to time communicate with representatives of the Issuer to discuss the business and prospects of the Issuer. As of the date of this statement, neither the Reporting Person nor EGI has any plan to acquire control (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) of the Issuer. However, based upon the Reporting Person's possible future evaluations of the Issuer and circumstances as they exist at such time, the Reporting Person or EGI may in the


                               Page 3 of 5 Pages
future determine to seek to acquire control of the Issuer, obtain representation on the Board of Directors of the Issuer, or propose a merger, sale of assets, or other transactions with the Issuer. However, it should not be assumed that the Reporting Person or EGI will in fact reach any such determination. Notwithstanding the foregoing, and as of the date of this statement, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j), inclusive, of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

            Item 5 of the Schedule 13D is amended as follows:

            (a)-(b) The Reporting Person directly owns 626,000 shares of Common Stock, constituting approximately 10.3% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 6,102,536 shares of Common Stock of the Issuer outstanding as of April 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999).

            (c)  Not applicable.



                  [remainder of page intentionally left blank]



                               Page 4 of 5 Pages

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    ELLWOOD CITY FORGE INVESTMENT CORP.



                                    By:/s/ LARRY L. SYMONS
                                       -----------------------------------------
                                       Larry L. Symons
                                       Vice President of Finance, Treasurer,
                                       and Assistant Secretary

Dated:  July 27, 1999